Mail Stop 3561

                              March 9, 2006


Ms. Polly E. Boe
Chief Financial Officer
RedEnvelope, Inc.
149 New Montgomery Street
San Francisco, California 94105

      Re:	RedEnvelope, Inc.
      Form 10-K for the Fiscal Year Ended April 3, 2005
      Filed July 19, 2005
      File No. 0-50387

Dear Ms. Boe:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Fiscal Year Ended April 3, 2005

Financial Statements, page 37

Note 12 - Quarterly Financial Information (Unaudited), page 54

1. We note your disclosure on page 16 that the fourth quarter adjustment represents a correction of an error. Please provide us your materiality assessment and explain to us in detail why the error correction should not be reported as a prior adjustment in accordance with APB 20. Please refer to SAB Topic 1:M. In future filings please disclose both the nature and amount of any fourth quarter adjustments which are material to the results of the quarter. See
Item 302(a)(3) of Regulation S-X.

Controls and Procedures, page 55

2. In future filings please revise your disclosure regarding significant changes in your internal control over financial reporting to address changes that occurred during the last fiscal quarter as opposed to changes since the date of the evaluation. Refer to Item
308(c) of Regulation S-K.

Exhibits 31.1and 31.2

3. Please confirm to us that the inclusion of the titles of the Chief
Executive Officer and Chief Financial Officer in the introductory paragraphs was not intended to limit the capacity in which such individuals provided the certifications. In future filings please omit the titles in the introductory paragraph to conform to the format provided in Item 601(b)(31)(i) of Regulation S-K. Also refer to Question 11 of the Staff`s Frequently Asked Questions regarding the Sarbanes-Oxley Act of 2002 issued in November 2002 and available on our website at www.sec.gov.

4. In future filings please omit "annual" from paragraphs 2-4.
Refer
to Item 601(b)(31)(i) of Regulation S-K.



*      *      *      *      *





      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		You may contact Yong Kim at (202) 551-3323 or William Thompson at (202) 551-3344 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.


									Sincerely,



									William Choi
									Branch Chief

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Ms. Boe
RedEnvelope, Inc.
March 9, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE